UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*


Renewable Energy Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75972A301

(CUSIP Number)


December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

? Rule 13d-1(b)
? Rule 13d-1(c)
? Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the (Act) however, see the Notes.




CUSIP No.75972A301
SCHEDULE 13G
Page2 of 5 Pages


1
NAME OF REPORTING PERSONS

Parsifal Capital Management, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)?
(b)?
3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

2,016,036*

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

2,016,036*
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,016,036*
10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
12
TYPE OF REPORTING PERSON

IA
*See Item 4 for additional information.







CUSIP No.75972A301
SCHEDULE 13G
Page3 of 5 Pages

Item 1.

(a) Name of Issuer
    Renewable Energy Group, Inc. (the Issuer)

Item 1.

(b) Address of Issuers Principal Executive Offices
    416 South Bell Avenue, Ames, Iowa 50010

Item 2.

(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:
This report on Schedule 13G is being filed by Parsifal Capital Management, LP, a Delaware limited partnership (the Firm).
The address for the Firm is: One Fawcett Place, Suite 130,
Greenwich, CT 06830.

Item 2.

(d) Title of Class of Securities
Common Stock, par value $0.0001 per share (the Common Stock)

Item 2.

(e) CUSIP No.:
    75972A301


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

(a) ?   Broker or dealer registered under section 15 of
the Act (15 U.S.C. 78o);
(b) ?   Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c);
(c) ?   Insurance company as defined in section 3(a)(19) of
the Act (15 U.S.C. 78c);
(d) ?  Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ?   An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);
(f) ?  An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) ?   A parent holding company or control person in
accordance with 240.13d-1(b)(1)(ii)(G);
(h) ?   A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ? A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);
(j) ?   A non-U.S. institution in accordance
with 240.13d-1(b)(1)(ii)(J);
(k) ?  A group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with
240.13d-1(b)(1)(ii)(J), please specify the type of institution: 	_______________





CUSIP No 75972A301
SCHEDULE 13G
Page 4of5 Pages


Item 4. Ownership

Information with respect to the Firms ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm.
As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:
(a) Amount Beneficially Owned: 2,016,036*
(b) Percent of Class: 5.2%*
(c) Number of Shares as to which such person has:
      (i) Sole power to vote or to direct the vote: 0
      (ii) Shared power to vote or to direct the vote: 2,016,036*
      (iii) Sole power to dispose or to direct the disposition of: 0
      (iv) Shared power to dispose or to direct the disposition of: 2,016,036* *The Firm is the investment manager to Parsifal Master Fund Ltd., a Cayman Islands exempt entity (Parsifal Master), and one or more managed accounts (the Managed Accounts and together with Parsifal
Master, the Parsifal Funds and Accounts). As of December 31, 2019, the Firm may be deemed to beneficially own an aggregate of 2,016,036 shares of Common Stock of the Issuer consisting of (i) 1,337,131 shares of Common Stock held by Parsifal Master and (ii) 678,905 shares of Common Stock held by the Managed Accounts. The Firm, as the investment manager to the Parsifal Funds and Accounts, may be deemed to beneficially own these securities. David Zorub is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 38,964,276 shares of Common Stock reported as issued and outstanding in the Issuers Quarterly Report on Form 10-Q filed with the Securities and Exchange
Commission on November 6, 2019.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
    Not Applicable.
Item 8. Identification and Classification of Members of the Group
    Not Applicable.
Item 9. Notice of Dissolution of Group
    Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No.75972A301
SCHEDULE 13G
Page 5 of5 Pages


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020


Parsifal Capital Management, LP

By:   /s/
Lucas Warford, President, Chief Compliance Officer














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